Filed by Comcast Corporation Pursuant to
                                        Rule 425 under the Securities Act of
                                        1933 and deemed filed pursuant to Rule
                                        14a-12 under the Securities Exchange Act of 1934

                                        Subject Company: AT&T Corp.
                                        Commission File No. 1-1105

                                        Date: July 9, 2001


     The following transaction fact sheet was posted on Comcast's website:


                                   Fact Sheet
                  Proposed Comcast/AT&T Broadband Combination

PROPOSAL OVERVIEW

o Comcast has proposed a business combination with AT&T Broadband that would create the world's leader in broadband communication. The combined company would:
         - Generate $14.9 billion in cable revenue
         - Serve approximately 22 million subscribers in 41 states
         - Offer an expanded platform from which to launch new products and build new programming assets

PROPOSAL TERMS

o Values AT&T Broadband's core business, composed of its 13.5 million cable subscribers and its joint venture interests, at $58 billion
         - 1.0525 billion new Comcast shares with a value of $44.5 billion
         - $13.5 billion in assumed debt
o Comcast is also prepared to acquire AT&T's interests in Time Warner Entertainment, Cablevision and Rainbow Media by assuming more debt and issuing more equity
o AT&T shareholders would own a majority of the economic and voting interests in the combined company
o        The combination would be tax-free to AT&T and all shareholders
o AT&T would receive Comcast shares representing 75% of AT&T's total current equity value while retaining AT&T's historical communications businesses


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PROPOSAL BENEFITS

o Expects to deliver annual combination benefits amounting to at least $1.25 billion, which could increase to $2.6 to $2.8 billion if combined margins reach Comcast's existing levels
o Delivers a very substantial premium over published reports of the estimated value of AT&T's broadband business
o Eliminates risks, uncertainties and discounts inherent in creating a broadband tracking stock
o        Dramatically accelerates AT&T's plan to separate its broadband company


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   Note: The following notice is included to meet certain legal requirements:

                           FORWARD-LOOKING STATEMENTS

         This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify those so-called "forward-looking statements" by words such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of those words and other comparable words. Comcast Corporation ("Comcast") wishes to take advantage of the "safe harbor" provided for by the Private Securities Litigation Reform Act of 1995 and you are cautioned that actual events or results may differ materially from the expectations expressed in such forward-looking statements as a result of various factors, including risks and uncertainties, many of which are beyond the control of Comcast. Factors that could cause actual results to differ materially include, but are not limited to: (1) the businesses of Comcast and AT&T Broadband may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected combination benefits from the transaction may not be fully realized or realized within the expected time frame; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) the regulatory approvals required for the transaction may not be obtained on the proposed terms or on the anticipated schedule; (6) the effects of legislative and regulatory changes; (7) the potential for increased competition; (8) technological changes; (9) the need to generate substantial growth in the subscriber base by successfully launching, marketing and providing services in identified markets; (10) pricing pressures which could affect demand for Comcast's services; (11) Comcast's ability to expand its distribution; (12) changes in labor, programming, equipment and capital costs; (13) Comcast's continued ability to create or acquire programming and products that customers will find attractive; (14) future acquisitions, strategic partnerships and divestitures; (15) general business and economic conditions; and (16) other risks described from time to time in Comcast's periodic reports filed with the Securities and Exchange Commission (the "Commission").

                             ADDITIONAL INFORMATION

         Subject to future developments, Comcast may file with the Commission
(i) a preliminary proxy statement for solicitation of proxies from the shareholders of AT&T Corp. ("AT&T") in connection with AT&T's special meeting which is scheduled to take place in September 2001 and (ii) a registration statement to register the Comcast shares to be issued in the proposed transaction. Investors and security holders are urged to read the proxy statement and registration statement (when and if available) and any other relevant documents filed with the Commission, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of the proxy statement and the registration statement (when and if available) and other relevant documents at


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the Commission's Internet web site at www.sec.gov. The proxy statement and registration statement (when and if available) and such other documents may also be obtained free of charge from Comcast by directing such request to:
Comcast Corporation, 1500 Market Street, Philadelphia, Pennsylvania 19102-2148,
Attention: General Counsel.

         Comcast, its directors and certain other Comcast employees and advisors may be deemed to be "participants" in Comcast's solicitation of proxies from AT&T's shareholders. A detailed list of the names, affiliations and interests of the participants in the solicitation is contained in a filing made by Comcast with the Commission pursuant to Rule 14a-12 on July 9, 2001.


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